UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                    July 28,
2021


Michael P. Brueck
Kirkland and Ellis LLP
601 Lexington Avenue
New York, NY 10022

        Re:     Monmouth Real Estate Investment Corporation
                PREC14A Preliminary Proxy Statement filed on Schedule 14A Filed on July 27, 2021 by Starwood Real Estate Income Trust,
Inc.
                File No. 001-33177

Dear Mr. Brueck:

       On behalf of Starwood Real Estate Income Trust, Inc., you have requested that the
Commission exercise its authority, as delegated by 17 CFR    200.30-1(f)(4), to
shorten, upon a
showing of good cause, the ten calendar-day period between the filing of the above-captioned
Preliminary Proxy Statement and the mailing of the definitive proxy statement, as prescribed by
Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended.

       Based upon the showing of good cause, your request is hereby granted. Accordingly,
Starwood Real Estate Income Trust, Inc. may file and commence the mailing of its definitive proxy statement prior to the expiration of the ten calendar-day period required by Rule 14a-6(a).

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                                    Sincerely,

                                                    /s/ Ted Yu

                                                    Chief, Office of Mergers
and Acquisitions
                                                    Division of Corporation
Finance


cc: Shaun Mathew, Esq.
    Kirkland & Ellis LLP